UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FS ENERGY TOTAL RETURN FUND

(Name of Issuer)

Class I Common Shares of Beneficial Interest, $0.001 par value

(Title of Class of Securities)

302682 109

(CUSIP Number)

Michael C. Forman

FS Energy Total Return Fund

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Joshua B. Deringer

Elizabeth A. Diffley

Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103

(215) 988-2700

June 21, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 492,670
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 492,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 492,670
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 8,000
	8	SHARED VOTING POWER (See Item 5) 619,367(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 8,000
	10	SHARED DISPOSITIVE POWER (See Item 5) 619,367(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 627,367
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.9%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 492,670 shares held by Franklin Square Holdings, L.P. and 126,697 shares held by the Forman Family Foundation, of which Mr. Forman is a trustee. As a trustee, Mr. Forman has voting and dispositive power over the shares held by the Forman Family Foundation but is not a beneficiary thereunder.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Forman Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 126,697
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 126,697
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Jennifer Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 126,697(2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 126,697(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 126,697
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14	TYPE OF REPORTING PERSON IN

(2)	Comprised of shares held by the Forman Family Foundation, of which Ms. Rice is a trustee. As a trustee, Ms. Rice has voting and dispositive power over the shares held by the Forman Family Foundation but is not a beneficiary thereunder.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 583,168(3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 583,168(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,168
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.1%
14	TYPE OF REPORTING PERSON IN

(3)	Includes 492,670 shares held by Franklin Square Holdings, L.P. and 90,498 shares held by Darco Capital, LP, a limited partnership controlled by Mr. Adelman. Mr. Adelman, as the managing member of Darco Capital GP, LLC, the general partner of Darco Capital, LP, has voting and dispositive power over the shares held by Darco Capital, LP.

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Darco Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 90,498
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 90,498
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,498
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 302682 109

1	NAMES OF REPORTING PERSONS Darco Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 90,498(4)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 90,498(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,498
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
14	TYPE OF REPORTING PERSON OO

(4)	As the general partner of Darco Capital, LP, Darco Capital GP, LLC shares beneficial ownership over the shares held by Darco Capital, LP.

INTRODUCTORY NOTE

This Amendment No. 1 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed jointly by Franklin Square Holdings, L.P. (“FSH,” doing business as “FS Investments”), Michael C. Forman and David J. Adelman with the SEC on March 27, 2017 (as amended, the “Schedule 13D”). The Amendment is being filed to reflect the addition of new reporting persons as well as other changes as described herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by the following (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Franklin Square Holdings, L.P., a Delaware limited partnership (“FSH,” doing business as “FS Investments”);

(ii)	Michael C. Forman, an individual;

(iii)	Forman Family Foundation, a Pennsylvania charitable foundation;

(iv)	Jennifer Rice, an individual;

(v)	David J. Adelman, an individual;

(vi)	Darco Capital, LP, a Pennsylvania limited partnership; and

(vii)	Darco Capital GP, LLC, a Pennsylvania limited liability company.

(b) The principal business address of FSH is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. FSH’s principal business is conducting, through its registered investment adviser subsidiaries, a leading asset management business dedicated to helping individuals, financial professionals and institutions design better portfolios. The principal business address of Mr. Adelman, Darco Capital, LP and Darco Capital GP, LLC is 4043 Walnut Street, Philadelphia, Pennsylvania 19104. The principal business of Darco Capital, LP is investing in securities. The principal business of Darco Capital GP, LLC is performing the functions of and serving as the general partner of Darco Capital, LP .The principal address of Mr. Forman and the Forman Family Foundation is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112. The principal business of the Forman Family Foundation is making charitable gifts for charitable, scientific, medical, educational, religious or literary purposes. The principal address of Jennifer Rice is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

(c) Mr. Forman is the Chairman and chief executive officer of FS Investments and has been leading FS Investments since founding it in 2007. Mr. Forman serves as Chairman and chief executive officer of each of the firm’s funds and affiliated investment advisers and chairs most of the fund investment committees. Mr. Adelman is one of the founders of FS Investments and currently serves as Vice Chairman of each of the firm’s funds and most of the affiliated investment advisers. Mr. Adelman is also president and chief executive officer of Campus Apartments, Inc. (“Campus Apartments”), which develops, manages, designs and privately finances more than 220 upscale housing facilities for colleges and universities across the United States. The business address of Campus Apartments is 4043 Walnut Street, Philadelphia, Pennsylvania 19104. Ms. Rice is a member of a number of civic and charitable boards.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Forman and Adelman and Ms. Rice are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby amended by adding the following at the end thereof:

On June 21, 2017, in various private placements, FSH sold an aggregate of 307,330 Shares at a price of $11.05 per Share to certain investors. Of those Shares, FSH sold 126,697 Shares to the Forman Family Foundation and 90,498 to Darco Capital, LP. The Forman Family Foundation paid the aggregate purchase price of $1,400,000 from Mr. Forman’s and Ms. Rice’s personal funds. Darco Capital, LP paid the aggregate purchase price of $1,000,000 from Mr. Adelman’s personal funds.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Forman made the Seed Investment to provide seed capital to the Fund in accordance with 1940 Act requirements.

FSH made the FSH Investment in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and, as the parent company to the Fund’s investment adviser, to demonstrate the alignment of its interests with those of Fund shareholders. Additionally, the FSH Investment was made pursuant to an agreement with Magnetar Capital Partners LP (“Magnetar”), the ultimate parent company of the Fund’s investment sub-adviser, whereby each of FSH (and its affiliates) and Magnetar (and its affiliates) agreed to invest $10,000,000 in the Fund (collectively, the “March Investment”). This agreement was made in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and to demonstrate the alignment of the Fund’s investment advisers’ interests with those of Fund shareholders. The Forman Family Foundation and Darco Capital, LP each purchased shares in the Fund for investment purposes.

Mr. Forman is Chairman of the Board of Trustees, president and chief executive officer of the Fund. Mr. Adelman is Vice Chairman of the Fund. FSH is the ultimate parent company of the Fund’s investment adviser. Messrs. Forman and Adelman each own equal interests in the general partner of FSH. In such roles, these Reporting Persons have engaged and will continue to engage in discussions with management, members of the Fund’s Board of Trustees and other representatives of the Fund, other security holders of the Fund and other persons from time to time with respect to various matters, including the Shares and the business and operations of the Fund.

The Reporting Persons intend to periodically review their respective investments in the Fund, and based on a number of factors, including the Reporting Persons’ respective evaluations of the Fund’s business prospects and financial condition, the market for the Fund’s Shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Fund or dispose of the Shares reported herein through open market or privately negotiated transactions in accordance with applicable securities laws. FSH intends to continue to transfer a portion of the Shares it directly owns to select offerees in private transactions, subject, however, to its agreements with Magnetar as described below.

Notwithstanding the foregoing, Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as FS Energy Advisor, LLC remains the Fund’s investment adviser. Additionally, FSH and Magnetar have agreed that neither they nor their affiliates will tender any of the Shares purchased in the March Investment (which includes the FSH Investment) for repurchase in any repurchase offer the Fund makes except in the following circumstances:

1.	Each of FSH and Magnetar (and their affiliates) may tender up to $5,000,000 of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2019, or the date upon which the Fund has raised $250,000,000 in gross proceeds from its continuous public offering, whichever is earlier;

2.	Each of FSH and Magnetar (and their affiliates) may tender any of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2020, or the date upon which the Fund has raised $750,000,000 in gross proceeds from its continuous public offering, whichever is earlier; and

3.	Notwithstanding the foregoing, each of FSH and Magnetar (together with their affiliates) will maintain a minimum investment of $1,000,000 in Shares at all times.

Except as otherwise set forth herein, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a)—(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons intend to review and analyze his, her or its investment in the Fund on a continuing basis. As a result of such review and analysis, a Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a)—(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared voting or dispositive power are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 1,614,459 Shares outstanding as of June 27, 2017.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Forman has agreed not to tender the Shares purchased in the Seed Investment for repurchase in any repurchase offer the Fund makes as long as long as FS Energy Advisor, LLC remains the Fund’s investment adviser. Additionally, FSH and Magnetar have agreed that neither they nor their affiliates will tender any of the Shares purchased in the March Investment (which includes the FSH Investment) for repurchase in any repurchase offer the Fund makes except in the following circumstances:

1.	Each of FSH and Magnetar (and their affiliates) may tender up to $5,000,000 of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2019, or the date upon which the Fund has raised $250,000,000 in gross proceeds from its continuous public offering, whichever is earlier;

2.	Each of FSH and Magnetar (and their affiliates) may tender any of the Shares purchased in the March Investment in a Fund repurchase offer on or after March 15, 2020, or the date upon which the Fund has raised $750,000,000 in gross proceeds from its continuous public offering, whichever is earlier; and

3.	Notwithstanding the foregoing, each of FSH and Magnetar (together with their affiliates) will maintain a minimum investment of $1,000,000 in Shares at all times.

As transferees of FSH, the Shares held by the Forman Family Foundation and Darco Capital, LP are subject to these same restrictions.

FSH intends to continue to transfer all or a portion of the Shares it directly owns to select offerees in private transactions, subject, however, to its agreements with Magnetar as described above.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Fund, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

See attached Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 30, 2017

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Chief Executive Officer

By:	/s/ Michael C. Forman
Michael C. Forman

FORMAN FAMILY FOUNDATION

By:	/s/ Michael C. Forman
Name:	Michael C. Forman
Title:	Trustee

By:	/s/ Jennifer Rice
Jennifer Rice

By:	/s/ David J. Adelman
David J. Adelman

DARCO CAPITAL, LP

By:	Darco Capital GP, LLC, its General Partner

By:	/s/ David J. Adelman
Name:	David J. Adelman
Title:	Managing Member

DARCO CAPITAL GP, LLC

By:	/s/ David J. Adelman
Name:	David J. Adelman
Title:	Managing Member